EXHIBIT 4

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital from the filing of the Schedule 13D/A on 8/5/25 to 8/8/25, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
8/6/2025	Sell	7,516	9.62
8/7/2025	Sell	24,896	9.58
8/8/2025	Sell	66,093	9.54